Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: (212) 455-2000

FACSIMILE: (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-2293	rbekkerus@stblaw.com

January 7, 2020

VIA EDGAR TRANSMISSION

Re:             GFL Environmental Holdings Inc.

Registration Statement on Form F-1

Filed on July 19, 2019

CIK No. 0001780232

Sergio Chinos

Asia Timmons-Pierce

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of GFL Environmental Holdings Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission Amendment No. 6 to the above-referenced registration statement on Form F-1 (the “Registration Statement”).

The Company has revised the Registration Statement, and otherwise updated the Company’s disclosure, in order to (i) include the Company’s results for the nine months ended September 30, 2019, (ii) include a concurrent offering of tangible equity units by the Company and (iii) file certain exhibits to the Registration Statement.

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Please do not hesitate to call Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Nudrat Salik
Al Pavot

GFL Environmental Holdings Inc.
Patrick Dovigi

Stikeman Elliott LLP
Jeffrey Singer
Jeffrey Hershenfield

Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick
Shane Tintle

Davies Ward Phillips & Vineberg LLP
Shawn McReynolds
Jennifer Grossklaus